EXHIBIT 99.1

UMEWORLD LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2017 AND SEPTEMBER 30, 2016

(Unaudited)

(All amounts in US Dollars)

	June 30,	September 30,
	2017	2016
CURRENT ASSETS	(Unaudited)	(Audited)
Cash and Cash Equivalents	$15,515	$46,301
Accounts Receivable	232	265
Deposit	8,433	8,749
Prepayment	67,862	27,472
TOTAL CURRENT ASSETS	92,042	82,787
NON-CURRENT ASSETS
Property, plant and equipment, net	2,477	5,879
Loan Receivables	0	0
Deferred Charges	303,201	348,913
TOTAL NON-CURRENT ASSETS	305,678	354,792
TOTAL ASSETS	397,720	437,579
CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	1,211,588	769,405
Unearned Revenue	370,081	376,046
TOTAL CURRENT LIABILITIES	1,581,669	1,145,451
NON-CURRENT LIABILITIES
Notes Payable	2,514,966	2,112,101
TOTAL LIABILITIES	4,096,635	3,257,552

STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value, Authorized: 250,000,000 shares; Issued and outstanding September 30, 2016; June 30, 2017 - 89,336,000	8,934	8,934
Additional paid-in capital	26,128,530	25,870,095
Deficit	(30,055,794)	(28,916,005)
Accumulated Other Comprehensive Loss	(9,316)	(1,888)
Non-controlling Interest	228,731	218,891
TOTAL STOCKHOLDERS’ EQUITY/ (DEFICIENCY)	(3,698,915)	(2,819,973)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$397,720	$437,579

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED AND NINE MONTHS ENDED JUNE 30, 2017 AND 2016

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended June 30, 2017	3 months ended June 30, 2016	9 months ended June 30, 2017	9 months ended June 30, 2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Sales	$5,038	$0	$5,990	$0
Total Net Sales	$5,038	$0	$5,990	$0
General and Administrative Expenses	289,751	313,205	724,403	802,882
Depreciation	1,089	1,144	3,268	3,457
Stock-based compensation	28,762	242,362	258,435	317,244
Gain/(Loss) from Operations	(314,564)	(556,711)	(980,116)	(1,123,583)
OTHER INCOME
Other Income	0	0	0	0
Interest Income,	2	10	24	50
OTHER EXPENSES
Interest Expense, net	(50,705)	(37,693)	(148,000)	(103,844)
Gain/(Loss) before Income Taxes	(365,267)	(594,394)	(1,128,092)	(1,227,377)
Income Tax	-	-	-	-
Net Gain/(Loss)	(365,267)	(594,394)	(1,128,092)	(1,227,377)
Net Income/(Loss) attributable to Non-controlling interests	(3,890)	(3,903)	(11,697)	(11,707)
Net Gain/(Loss) attributable to UMeWorld Stockholders	(369,157)	(598,297)	(1,139,789)	(1,239,084)
Comprehensive Loss
Net Gain/(Loss)	(369,157)	(598,297)	(1,139,789)	(1,239,084)
Translation Adjustment	(6,437)	(703)	(9,284)	(1,422)
Comprehensive Gain/(Loss)	(375,594)	(599,000)	(1,149,073)	(1,240,506)
Less: Comprehensive Loss Attributable to Non-Controlling Interests	1,288	140	1,857	284
Comprehensive Gain/(Loss) Attributable to UMeWorld Stockholders	(374,306)	(598,860)	(1,147,216)	(1,240,222)
Per Share Data
Net Loss Per Share, basic and diluted	$(0.0042)	$(0.0067)	$(0.0128)	$(0.0139)
Weighted Average Number of Common Shares Outstanding	89,336,000	89,336,000	89,336,000	89,336,000

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

AS OF JUNE 30, 2017, AND SEPTEMBER 30, 2016

(UNAUDITED)

(All amounts in US Dollars)

				Accumulated		Total
	Common Stock		Additional	Other Com-		UMeWorld	Non-
	Number of		Paid in	prehensive		Stockholders’	controlling	Total Gain/
	Shares	Amount	Capital	Loss	(Deficiency)	Deficiency	Interest	(Deficiency)
Balance as of September 30, 2015 (Audited)	89,036,000	$8,904	$25,213,365	$(1,286)	$(27,147,910)	$(1,926,927)	$203,429	$(1,723,498)

Warrants Issued			566,760			566,760		566,760
Stock issued for Services	300,000	30	89,970			90,000		90,000
Foreign Currency Translation				(602)		(602)	(150)	(752)
Non-controlling interest							15,612	15,612
Net Gain/(Loss) for the period					(1,768,095)	(1,768,095)		(1,768,095)

Balance as of September 30, 2016 (Audited)	89,336,000	$8,934	$25,870,095	$(1,888)	$(28,916,005)	$(3,038,864)	$218,891	$(2,819,973)

Warrants Issued			258,435			258,435		258,435
Foreign Currency Translation				(7,428)		(7,428)	(1,857)	(9,284)
Non-controlling interest							11,697	11,697
Net Gain/(Loss) for the period					(1,139,789)	(1,139,789)		(1,139,789)
Balance as of June 30, 2017	89,336,000	$8,934	$26,128,530	$(9,316)	$(30,055,794)	$(3,927,646)	$228,731	$(3,369,914)

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UMEWORLD LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED AND NINE MONTHS ENDED JUNE 30, 2017 AND 2016

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended June 30, 2017	3 months ended June 30, 2016	9 months ended June 30, 2017	9 months ended June 30, 2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Gain/(Loss)	$(365,267)	$(594,394)	$(1,128,092)	$(1,227,377)
Noncash item:
Non-Controlling Interest	2,602	3,763	9,840	11,423
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	1,089	1,144	3,268	3,457
Stock based compensation	28,762	332,362	258,435	407,244
Changes in assets and liabilities:
Decrease/(Increase) in Prepayment	(4,715)	7,573	(40,390)	9,889
Decrease/(Increase) in Deferred	8,173	25,110	45,712	59,440
Decrease/(Increase) in Accounts Receivable	109	82	33	(13)
Decrease/(Increase) in Loans Receivable	0	0	0	0
(Decrease)/Increase in Accounts Payable and Accrued Liabilities	222,320	30,411	442,183	98,583
(Decrease)/Increase in Accrued Interest on Notes Payable	64,251	(22,686)	155,115	57,834
Decrease/(Increase) in Deposit	41	260	316	392

NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	(42,635)	(216,375)	(253,580)	(579,128)

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase) / Sold of Machinery and Equipment	0	0	0	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	0	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Additional Paid-In Capital	0	0	0	0
Issuance / (cancellation) of Common Stock	0	0	0	0
Issuance (repayment) of Notes Payable, net	38,784	182,212	247,750	228,983
NET CASH PROVIDED BY FINANCING ACTIVITIES	38,784	182,212	247,750	228,983
Effect of exchange rate changes on cash and cash equivalents	(2,983)	45,312	(24,956)	48,910
NET (DECREASE)/INCREASE IN CASH	(6,834)	11,149	(30,786)	(301,235)

CASH, and cash equivalents, beginning of period	22,349	38,674	46,301	351,058

CASH, and cash equivalents, end of period	$15,515	$49,823	$15,515	$49,823

SUPPLEMENTARY INFORMATION
Taxes Paid	$0	$0	$0	$0
Interest Paid	$0	$0	$0	$0

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